October 12, 2016
Via EDGAR and Overnight Delivery
William H. Thompson
Accounting Branch Chief Office of Consumer Products
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re:	Global Payments Inc.
Form 10-K for the Fiscal Year Ended May 31, 2016
Filed July 28, 2016
Form 8-K Filed July 28, 2016
Definitive Proxy Statement on Schedule 14A
Filed August 18, 2016
File No. 1-16111

Dear Mr. Thompson:
This letter sets forth the response of Global Payments Inc. (the “Company”) to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-referenced filings. For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.
Form 10-K for Fiscal Year Ended May 31, 2016
Item 1. Business
Industry Overview
Emerging Trends, page 8

1.
We note your disclosure regarding emerging trends in the payment technologies service industry, such as the need to continually develop innovative payment technologies as electronic-based transaction volumes increase and management’s expectation that new markets will develop as a result of industries previously dominated by paper-based transactions migrating to electronic-based settlement solutions. In future filings, please include a detailed discussion and analysis in your MD&A section of any known material trends, demands, commitments, events or uncertainties that have had or are reasonably likely to have a material impact on liquidity, capital resources, or results of operations. Please show us what this disclosure will look like. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 34-48960 for guidance.

10 Glenlake Parkway | North Tower | Atlanta, Georgia 30328 | www.globalpaymentsinc.com

Mr. Thompson
October 12, 2016

Response:    We acknowledge the Staff’s comment and will, in future filings, enhance our disclosure to describe known trends, demands, commitments, events or uncertainties that have had or are reasonably expected to have a material effect on liquidity, capital resources or results of operations in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”).  Specifically, we will enhance our disclosure by providing discussion within MD&A that addresses certain broader matters, such as industry and market trends, anticipated changes in demand and uncertainties, as well as the potential effect we believe those items may have on our liquidity, capital resources or results of operations, if material. The specific disclosure in future filings will vary based on the specific circumstances at the time. To address the specific matters identified above, our disclosure would be similar to the following:

•
The payments industry continues to grow worldwide and as a result, certain large merchant acquirers, including us, have expanded operations globally by pursuing acquisitions and creating alliances and joint ventures. We expect to continue to expand to new markets internationally or increase our scale and improve our competitiveness in existing markets by pursuing further acquisitions and joint ventures in the future.

We believe that electronic payment transactions will continue to grow and that an increasing percentage of these will be facilitated through emerging technologies.  As a result, we expect an increasing portion of our future capital investment will be allocated to support the development of new and emerging technologies; however, we do not expect our aggregate capital spending to increase materially as a result of this.
We also believe new markets will continue to develop in areas that have been previously dominated by paper-based transactions. We expect industries such as education, government and healthcare, as well as payment types such as recurring payments and business-to-business payments, to continue to see transactions migrate to electronic-based solutions.  We anticipate that the continued development of new services and the emergence of new vertical markets will be a factor in the growth of our business and our revenue grow in the future.

Form 8-K Filed July 28, 2016

1.
Please tell us why you refer to adjusted operation margin, net income and diluted EPS as “cash” operating margin, cash net income and cash diluted EPS, as it appears each of these measures includes adjustments to eliminate expenses that required or will require cash settlement. Please also tell us how your provision of cash diluted EPS is consistent with Accounting Series Release No. 142 and Question 102.05 of the Staff’s Compliance and Disclosure Interpretations regarding Non-GAAP measures updated May 17, 2016. In this regard, we note the way this measure is named, labeled may suggest to users that it is a liquidity measure.

Response:    We respectfully note that we used “cash operating margin,” “cash net income” and “cash diluted EPS” in our Form 8-K filed July 28, 2016 as performance measures. The use of the term “cash” was not to imply these are liquidity measures, but rather it was a term selected simply to distinguish these measures from our GAAP results. We attempted to make this clear through our disclosure regarding “Non-GAAP Financial Measures” in our earnings release and in the schedules to that release, specifically in Schedule 10, where we stated “Global Payments supplements revenues, operating income and earnings per share information determined in accordance with U.S. GAAP by providing operating income, net income and related earnings per share on a cash earnings basis and Adjusted Net Revenue to assist with evaluating our performance.”
In our experience, and we believe the experience of other companies in the payments industry, investors and analysts recognize these measures are used exclusively as financial performance measures. These measures are used by investors and analysts that provide research on our common stock as the primary financial performance measures for our business, and we do not believe that investors or analysts view these as either cash flow or liquidity measures. Management uses these measures, together with other metrics, to set goals and measure performance of the business and to determine incentive compensation. In addition, we believe that these financial performance

Mr. Thompson
October 12, 2016

measures provide useful supplemental information about operating results, enhance the overall understanding of past financial performance and future prospects, increase comparability of our performance from period-to-period and relative to that of our peers, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. Finally, we believe that these non-GAAP financial measures could not be viewed as measures of liquidity since they include significant non-cash expenses, such as depreciation, and they include adjustments to eliminate expenses that required or will require cash settlement.
Nonetheless, in response to the Staff’s Compliance and Disclosure Interpretations regarding Non-GAAP measures updated May 17, 2016, we already had plans to change our references to these non-GAAP financial measures from “cash operating margin,” “cash net income” and “cash diluted EPS” to “adjusted operating margin,” “adjusted net income” and “adjusted EPS,” respectively, to avoid any potential confusion as it relates to them being misconstrued as liquidity measures. To maintain the consistency of our financial reporting for the fiscal year ended May 31, 2016, we elected to implement this new naming convention after the start of our new fiscal year with our earnings release for the first quarterly period ended August 31, 2016 and our Current Report on Form 8-K dated October 5, 2016 reflects these revised terms.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis
Market Data, page 42

2.
We note that you used the peer group data provided by FWC “for fiscal 2016 benchmarking purposes,” and that you set compensation for the named executive officers’ based on “comparable positions” in the market or a “review of the market data.” As it appears that you use one or more benchmarks to set your compensation, please revise your disclosure to identify these benchmarks and their components. Please refer to Item 402(b) of Regulation S-K.

Response:    Our revised disclosure on page 42, under “Role of Executive Officers”, is set forth below, beginning after the first sentence. We respectfully request that the elements of this revised disclosure be included in our 2017 Definitive Proxy Statement on Schedule 14A, which will be filed in the first quarter of 2017 given our change in fiscal year, rather than in an amended 2016 Definitive Proxy Statement on Schedule 14A.

•
The FWC report examined market data from our peer group and analyzed compensation for comparable positions for our named executive officers. The Compensation Committee considered the Chief Executive Officer’s recommendations, in conjunction with the counsel of FWC and the market data, in determining the compensation elements for these named executive officers. In considering the FWC report, the Compensation Committee primarily considered and reviewed the median level of compensation within the peer group. In setting actual compensation levels for our NEOs, however, the Compensation Committee did not target any element of compensation at a particular percentile or percentile range of the peer group data. Rather, the Compensation Committee uses this information as one input in its decision-making process. The Compensation Committee determined all aspects of Mr. Sloan’s compensation as Chief Executive Officer in consultation with FWC and consideration of the FWC report. Mr. Sloan did not participate in the Compensation Committee’s determination of his compensation.

Base Salary, page 43

3.	Please revise your disclosure to explain how it was determined to increase the salaries of Messrs. Sacchi, Green and Sloan by 25%, 25% and 11%, respectively.

Mr. Thompson
October 12, 2016

Response:    Our revised disclosure on page 44, following the Base Salary table, is set forth below. We respectfully request that the elements of this revised disclosure be included in our 2017 Definitive Proxy Statement on Schedule 14A, which will be filed in the first quarter of 2017 given our change in fiscal year, rather than in an amended 2016 Definitive Proxy Statement on Schedule 14A.

•
The Compensation Committee determined to increase the salaries of Messrs. Sacchi, Green and Sloan by considering, among other inputs, the market data on comparable positions from our peer group set forth in the FWC report, including but not limited to the median level of compensation for comparable positions. The Compensation Committee also considered its general assessment of the performance of Mr. Sloan, and Mr. Sloan’s assessment of Messrs. Sacchi and Green.

Short-Term Incentive Plan, page 44

4.	Please revise your disclosure to explain how the target bonus opportunity, expressed as a percentage of base salary, was determined for each named executive officer.

Response:    Our revised disclosure on page 44, following the Target Bonus Opportunity Table, is set forth below. We respectfully request that the elements of this revised disclosure be included in our 2017 Definitive Proxy Statement on Schedule 14A, which will be filed in the first quarter of 2017 given our change in fiscal year, rather than in an amended 2016 Definitive Proxy Statement on Schedule 14A.

•
In determining the target bonus opportunities for each named executive officer, the Compensation Committee considered the market data for bonus target opportunity and total compensation opportunity for comparable positions within our peer group, as reflected in the FWC report, the Committee’s general assessment of the Company’s Chief Executive Officer, and the Chief Executive Officer’s assessment and recommendations with respect to the other named executive officers.

Long-Term Incentive Plan, page 46

5.
We note that all grants of LTI awards to your named executive officers “are based on target values consistent with the executives’ skills, responsibilities, experience and performance in relation to comparable positions in the marketplace” and that you made target allocations of Performance Units, Stock Options and Time-Based Restricted Stock to your NEOs. Please provide further disclosure of how you determined the amount of Performance Units, Stock Options, and Time-Based Restricted Stock granted to your NEOs in fiscal 2016. Please refer to Item 402(b) of Regulation S-K.

Response: Our revised disclosure on page 46, to be added at the end of first paragraph under Long Term Incentive Plan, is set forth below. We respectfully request that the elements of this revised disclosure be included in our 2017 Definitive Proxy Statement on Schedule 14A, which will be filed in the first quarter of 2017 given our change in fiscal year, rather than in an amended 2016 Definitive Proxy Statement on Schedule 14A.

•
In determining the LTI awards for each named executive officer, the Compensation Committee considered the market data for LTI awards and total compensation opportunity for comparable positions within our peer group, as reflected in the FWC report, the Committee’s general assessment of the Company’s Chief Executive Officer, and the Chief Executive Officer’s assessment and recommendations with respect to the other named executive officers.

Should you or any member of your team have any further questions or need any additional information, please contact me at (770) 829-8256 or David Sheffield, Chief Accounting Officer, at (770) 829-8030.

Mr. Thompson
October 12, 2016

Sincerely,

/s/ David L. Green

David L. Green
Executive Vice President, General Counsel and Corporate Secretary